CONSENT of AUTHOR

TO:     British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange

Dears Sirs/Mesdames:

I, Charley Z. Murahwi, P. Geo., FAusIMM, do hereby consent to the public filing of the technical report titled “Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” and dated March 30, 2012 (the "Technical Report") prepared for Endeavour Silver Corp. and to extracts from or a summary of, the technical report contained in the Annual Information Form dated March 29, 2012, the Annual Report on Form 40-F dated March 30, 2012, the Management Discussion & Analysis dated March 15, 2012 and the news release dated March 19, 2012 (the “News Release”), of Endeavour Silver Corp.

I confirm that I have read the Annual Information Form dated March 29, 2012, the Annual Report on Form 40-F dated March 30, 2012, the Management Discussion &Analysis dated March 15, 2012 and the news release dated March 19, 2012 of Endeavour Silver Corp and that they fairly and accurately represent the information in the technical report.

Dated this 30th day of March, 2012

“Charley Z. Murahwi”

____________________
Charley Z. Murahwi, P.Geo., FAusIMM

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